UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2018

Senomyx, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50791	33-0843840
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4767 Nexus Centre Drive San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 646-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 16, 2018, Senomyx, Inc., a Delaware corporation (the “Company” or “Senomyx”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Firmenich Incorporated, a Delaware corporation (“Parent”), and Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The board of directors of the Company has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than October 5, 2018, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”), at a purchase price of $1.50 per Share in cash (the “Offer Price”), without interest and subject to any required withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the conditions set forth in the Merger Agreement, including that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, when considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”). The Purchaser’s obligation to consummate the Offer is not subject to a condition that any financing be received by Purchaser for the consummation of the transactions contemplated by the Merger Agreement.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). Purchaser will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the Delaware General Corporation Law. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent, the Company (or in the Company’s treasury) or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding of taxes.

Each of the Company’s stock options (the “Company Options”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Company Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option. No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, the Company has agreed to operate its business in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay a termination fee of an amount in cash equal to $3 million (the “Termination Fee”). Any such termination of the Merger Agreement by the Company is subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of the Company that the failure to take such action would be inconsistent with the board’s fiduciary duties to the Company’s stockholders under applicable law, payment of the Termination Fee by the Company and the execution of a definitive agreement by the Company with such third party.

Support Agreement

Concurrent with the execution of the Merger Agreement, the Company’s current directors and named executive officers, beneficial holders of approximately 2.52% of the outstanding Shares in the aggregate, entered into a tender and support agreement (the “Tender and Support Agreement”) pursuant to which they agreed to tender such shares in the Offer to be made pursuant to the Merger Agreement.

Item 8.01	Other Events.

On September 17, 2018, the Company and Firmenich issued a joint press release announcing the execution of the Merger Agreement as described above. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Additional Information

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference and the Tender and Support Agreement, the form of which is attached as Exhibit 99.2 and incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreement, and the foregoing description of such agreement, have been included to provide investors and stockholders with information regarding the terms of such agreements. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Notice to Investors/Important Additional Information Filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Senomyx stock. Purchaser has not commenced the Offer for Shares described above. Upon commencement of the Offer, Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Senomyx will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations department of Senomyx at the email address included below.

Contact:

Senomyx, Inc.

Dave Humphrey

Vice President and Chief Financial Officer

1-858-646-8305

dave.humphrey@senomyx.com

In addition to the solicitation/recommendation statement, Senomyx files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Senomyx at the SEC public reference room at 100 F Street, N.E., Washington, DC 201549. Please call the SEC at 1800-SEC-0330 for further information on the public reference room. Senomyx’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements regarding Senomyx, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the strategic and other potential benefits of the transaction. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Senomyx on the date of this announcement. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Number	Description

2.1*	Agreement and Plan of Merger, dated as of September 16, 2018, by and among Senomyx, Inc., Firmenich Incorporated and Sentry Merger Sub, Inc.

99.1	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018.

99.2	Form of Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENOMYX, INC.
Dated: September 17, 2018
	By:	/s/ John Poyhonen
John Poyhonen
President, Chief Executive Officer and Director